Exhibit 99.4
EnCana Corporation
Supplemental Financial Information (unaudited)
Exhibit to March 31, 2006 Consolidated Financial Statements
CONSOLIDATED FINANCIAL RATIOS — MEDIUM TERM NOTES & DEBT SECURITIES
The following ratios, based on the consolidated financial statements, are provided in connection with the Company’s continuous offering of medium term notes and debt securities and are for the 12-month period then ended.

	March 31
	2006	2005
Interest coverage on long-term debt:
Net earnings	19.2	10.7
Cash flow	22.3	15.9